AMENDMENT TO LEVERAGED LEASE FACILITY
AND SECOND SUPPLEMENTAL INDENTURE

THIS AMENDMENT TO LEVERAGED LEASE FACILITY AND SECOND SUPPLEMENTAL INDENTURE (the "Amendment"), dated as of March 7, 2001 (the "Effective Date"), is made and entered by and among UNITED ARTISTS THEATRE CIRCUIT, INC., a Maryland corporation ("Tenant"), WILMINGTON TRUST COMPANY, a Delaware banking corporation, not in its individual capacity but solely as the Corporate Owner Trustee (the "Corporate Owner Trustee"), WILLIAM J. WADE, an individual having an address of c/o the Corporate Owner Trustee, not in his individual capacity but solely as the Individual Owner Trustee (the "Individual Owner Trustee" and, collectively with the Corporate Owner Trustee, the "Owner Trustee" under the Trust Agreement with the Owner Participant), THEATRE INVESTORS, INC., a Delaware corporation (the "Owner Participant"), WILMINGTON TRUST COMPANY, a Delaware banking corporation, not in its individual capacity but solely as the Corporate Remainderman Trustee (the "Corporate Remainderman Trustee"), WILLIAM J. WADE, an individual having an address of c/o the Corporate Owner Trustee, not in his individual capacity but solely as the Individual Remainderman Trustee (the "Individual Remainderman Trustee" and, collectively with the Corporate Remainderman Trustee, the "Remainderman Trustee" under the Remainderman Trust Agreement with the Remainderman Participant), NORTHWAY ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership (successor in interest to Northway Mall Associates LLC) (the "Remainderman Participant"; the Owner Trustee, the Owner Participant, the Remainderman Trustee and the Remainderman Parcticipant, collectively, the "Owner Parties"), STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company, not in its individual capacity but solely as the successor Corporate Indenture Trustee to Fleet National Bank of Connecticut (the "Corporate Indenture Trustee"), SUSAN KELLER, an individual having an address c/o the Indenture Trustee, not in her individual capacity but solely as the successor Individual Indenture Trustee to Alan B. Coffey (the "Individual Indenture Trustee" and, collectively with the Corporate Indenture Trustee, the "Indenture Trustee" under the Original Indenture), STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company, not in its individual capacity but solely as successor pass through trustee to Fleet National Bank of Connecticut under the Pass Through Trust Agreement (the "Pass Through Trustee"), the beneficial Certificateholders which are affiliates of American Express Financial Corporation, a Delaware corporation ("AMEX"), or for which AMEX or an affiliate thereof is investment advisor and all of which are identified as "AMEX Certificateholders" on the signature pages hereto (collectively, the AMEX Certificateholders"), and MacKay Shields LLC, a Delaware limited liability company ("MacKay Shields"), not individually but solely on behalf of the beneficial Certificateholders to which MacKay Shields LLC is investment advisor (collectively, the MacKay Shields Certificateholders"; the AMEX Certificateholders and the MacKay Shields Certificateholders, collectively, the "Undersigned Certificateholders").

WITNESSETH:

WHEREAS, the Owner Trustee, Remainderman Trustee, Owner Participant, Remainderman Participant, Indenture Trustee, Pass Through Trustee, and Tenant (collectively, the "<u>Leveraged Lease Parties</u>") entered into that certain leveraged lease facility ("<u>Leveraged Lease Facility</u>"), as such Leveraged Lease Facility is set forth in principal in the following operative documents: (a) Participation Agreement dated as of December 13, 1995 (the "<u>Participation Agreement</u>"), by and among Tenant, Owner Trustee, Remainderman Trustee, Owner Participant, Remainderman Participant, Indenture Trustee, and Pass Through Trustee; (b) Lease dated as of December 13, 1995 (the "<u>Lease</u>"), by and between Owner Trustee and Tenant; (c) Trust Indenture and Security Agreement dated as of December 13, 1995 (the "<u>Original Indenture</u>"), as supplemented by the Mortgage, Deed of Trust, Assignment of Leases and Rents, Security Agreement, Financing Statement and First Supplemental Indenture executed in connection with each Property (as defined in the Participation Agreement) (collectively, the "<u>Supplemental Indenture</u>") of even date therewith, each by and among Owner Trustee, Remainderman Trustee and Indenture Trustee; (d) Pass Through Trust Agreement dated as of December 13, 1995 (the "<u>Pass Through Trust Agreement</u>"), by and between Tenant and Pass Through Trustee; (e) Tripartite Agreement dated as of December 13, 1995 (the "<u>Tripartite Agreement</u>"), by and among Owner Trustee, Remainderman Trustee, and Tenant; and, (f) all additional documents executed in connection with the Leveraged Lease Facility (collectively with the above-defined documents, the "<u>Transaction Documents</u>");

WHEREAS, Tenant and its affiliates filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the District of Delaware 00-3514(SLR) (the "<u>Bankruptcy Reorganization</u>");

WHEREAS, in connection with the Bankruptcy Reorganization, the Tenant desired to effect certain amendments to the Leveraged Lease Facility so as (i) to permit, from time to time, sales to bona fide third-party purchasers not affiliated with Tenant or its management of certain Leased Premises free and clear of the lien of the Leveraged Lease Facility, (ii) to obtain a reduction in the Fixed Rent payable under the Lease upon the sale of such property, (iii) upon or otherwise in connection with each sale, to cause to be redeemed by the Owner Trustee portions of the Outstanding Notes and, as a result thereof, Special Payments be made to Certificateholders, all in the manner provided herein, and (iv) to waive any and all defaults existing under the Leveraged Lease Facility from Tenant's Bankruptcy Reorganization and otherwise provided herein;

WHEREAS, in order to effect the amendments to the Leveraged Lease Facility, the Leveraged Lease Parties executed that certain Lock-Up Term Sheet, dated January 26, 2001 (the "<u>Term Sheet</u>"), wherein such parties agreed, subject to obtaining the consent of one hundred percent (100%) of the Certificateholders, to amend the Transaction Documents in accordance with the terms and conditions of the Term Sheet;

WHEREAS, the Tenant delivered a Consent Solicitation Statement to the Certificateholders on January 26, 2001 and requested the consent of such Certificateholders to the amendments proposed in the Term Sheet and, on February 23, 2001, Tenant received the final

First Amendment to Leveraged Lease Facility7.doc

Certificateholder approval and, as of the date hereof, one hundred percent (100%) of the Certificateholders have consented to the amendments proposed in the Term Sheet;

WHEREAS, the Leveraged Lease Parties now desire to amend the Transaction Documents in order to effect the amendments contemplated in the Term Sheet and approved by the Certificateholders pursuant to the Consent Solicitation Statement and all acts and things necessary to constitute this Amendment as a valid and binding Supplemental Indenture according to its terms, have been done and performed, and the execution of this Amendment has in all respects been duly authorized and executed by the parties in the exercise of their respective legal rights and powers vested in them;

WHEREAS, the AMEX Certificateholders and the MacKay Certificateholders desire to join in this Amendment for the limited purposes hereinafter set forth; and

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

INTRODUCTION

The capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Documents, as amended hereby.

ARTICLE II

AMENDMENTS TO TRANSACTION DOCUMENTS

A.   Amendments to Lease. The Lease is hereby amended as follows:

1.   Section 21.3(a) of the Lease is amended by deleting the third sentence in its entirety and replacing it with the following: "In the case of a Substitution as a result of a Leased Premises becoming Economically Obsolete, a Major Repair Event or a Major Requirement Event, the Fair Market Value of the Replaced Leased Premises shall be equal to the appraised values as of the date of such Rejectable Substitution Offer (but in no event less than the Property Stipulated Loss Value thereof as of the Termination Date)."

2.   The following Section 21.7 is added to the Lease:

Section 21.7. Notwithstanding any other provision in this Lease, the rights of Tenant to purchase or substitute any Economically Obsolete Leased Premises under the terms of this Lease shall be suspended (absent the approval of the Owner Parties and the holders of a majority of outstanding Certificates (as defined in the Participation Agreement) otherwise) from and after the Effective Date until the earlier to occur of (i) the receipt by

First Amendment to Leveraged Lease Facility7.doc

the Indenture Trustee of Thirty-five Million Dollars ($35,000,000) in aggregate Special Redemption Payments (as defined in the Amendment to Leveraged Lease Facility and Second Supplemental Indenture (the "Amendment")) (the "$35,000,000 Date") pursuant to the Original Indenture, (ii) written notice delivered after the date that is 18 months after the Effective Date (the "18 Month Date") from Tenant to the other Leveraged Lease Parties (as defined in the Amendment) of Tenant's election to waive its right to deliver any further Notices (hereinafter defined) (the "Opt-Out Date"), or (iii) a default or breach (which has not been cured within 30 days after written notice from Tenant) by any Leveraged Lease Party other than Tenant under the Transaction Documents. Thereafter, the rights of Tenant to purchase or substitute Economically Obsolete Leased Premises shall be as provided elsewhere herein. The time period from the Effective Date until the earlier to occur of the $35,000,000 Date or the 18 Month Date is hereinafter referred to as the "Discounted Redemption Period", and the time period from the 18 Month Date until the Opt-Out Date is hereinafter referred to as the "Par Redemption Period").

3.   The following Article 21A is added to the Lease:

ARTICLE 21A

SALES OF SPECIAL REDEMPTION PROPERTY

Section 21A.1. Subject to the limitations on sales described below, Landlord and Tenant agree that Tenant may identify in writing, in its sole discretion, one or more Leased Premises (each, a "Special Redemption Property") to be sold to bona fide third-party purchasers not affiliated with Tenant or its management (each, a "Purchaser"). The written identification (each, a "Notice") of each Special Redemption Property shall be given by Tenant to each of the other Leveraged Lease Parties and the Undersigned Certificateholders and shall include the name and address of the Purchaser, the purchase price and the other terms and conditions of the contemplated sale (each, a "Sale"). Upon receipt of a Notice, the Landlord shall enter, and shall cause the other Owner Parties to enter, into a purchase and sale contract (each, a "Purchase Contract") with a Purchaser identified by Tenant to effect the sale of the applicable Special Redemption Property to the Purchaser at such specified price and on such other terms and conditions as shall be negotiated in good faith by Tenant. Tenant shall join in the execution of a Purchase Contract to the extent any Purchaser may require representations and warranties to be made relative to the Special Redemption Property (excluding warranties of title described below). In order to qualify as a Purchase Contract to be executed by the Owner Parties, a proposed contract shall (i) provide for a closing of the Sale to occur not later than one hundred twenty (120) days after the execution of the Purchase Contract, (ii) be made for all cash payable at closing, (iii) provide for a purchase price not less than 95% of the Special Redemption Fair Market Value (hereinafter defined) of the applicable Special Redemption Property, (iv) not contain any representations or warranties of the Owner Parties other than such warranties of title contemplated under this Lease in a conveyance of any Leased Premises to Tenant, (v) specifically provide that the Owner Parties shall not have any personal liability under such Purchase Contract (other than in connection with their warranties of title and their obligation to transfer the Special Redemption Property upon compliance with the contract by the Purchaser), and (vi) provide that Tenant shall be responsible, at Tenant's sole expense (unless paid for by Purchaser under the Purchase Contract), for obtaining any applicable appraisals, surveys, title insurance commitments and policies, environmental and engineering reports and studies, and otherwise preparing for each Sale. For purposes of this Section only, the term "Special Redemption Fair Market Value" shall be presumed to be the purchase price of the applicable Special Redemption Property obtained in an arms length transaction with a Purchaser.

Section 21A.2. In the case of each Sale to a Purchaser, Landlord shall convey title to the applicable Special Redemption Property to the applicable Purchaser subject only to the Permitted Exceptions (other than those described in paragraphs B and D of Exhibit B to the Lease and any other Mortgages) and any other liens, charges, restrictions or encumbrances created by Tenant or any of its creditors, employees, contractors, agents or created by Landlord pursuant to the terms hereof or with Tenant's consent.

Section 21A.3. Upon the date fixed for any such Sale to a Purchaser, and upon the Purchaser's delivery of the purchase price therefor, Landlord shall deliver, or cause to be delivered, to Purchaser (i) a deed containing the same type of warranty as in the deed from Tenant to Landlord and/or (ii) such other instrument or instruments of transfer as are reasonably necessary but in no event shall the Owner Parties make any representations or warranties (other than warranties of title), including, without limitation, any representations or warranties regarding the condition of the applicable Special Redemption Property. If any Purchaser shall fail to close upon the acquisition of a Special Redemption Property, the reasonable expenses of Landlord and other Owner Parties in entering into the Purchase Contract shall be paid or reimbursed (as applicable) by Tenant.

Section 21A.4. Upon consummation of the sale of any Special Redemption Property, Landlord and Tenant shall execute a lease amendment reflecting the termination of this Lease as to such Special Redemption Property. From and after the applicable Special Redemption Payment Date (as defined in the Amendment), the Fixed Rent payable under the Lease shall be reduced (subject to the limitations, and provided Tenant makes the representations and warranties set forth, in the last sentence of Section 3.6 herein) by an amount equal to (a) the product of the original Fixed Rent payable prior to the Effective Date multiplied by the Discounted Fixed Rent Reduction Percentage (hereinafter defined) for any Special Redemption Payments (as defined in the Amendment) received or placed in escrow under an Escrow Agreement (as defined in the Amendment) during the Discounted Redemption Period, and (b) the product of the original Fixed Rent payable prior to the Effective Date multiplied by the Par Fixed Rent Reduction Percentage (hereinafter defined) for any Special Redemption Payment received after the Discounted Redemption Period (excluding Special Redemption Payments placed in escrow during the Discounted Redemption Period under an Escrow Agreement). For purposes hereof, the "Discounted Fixed Rent Reduction Percentage" shall equal the quotient (expressed as a percentage) of (i) the Special Redemption Payment divided by eighty-five percent (85%), plus the Special Interest Payment, divided by (ii) the original principal balance of the Outstanding Notes; and the "Par Fixed Rent Reduction Percentage" shall equal the quotient (expressed as a percentage) of (i) the Special Redemption Payment plus the Special Interest Payment divided by (ii) the original principal balance of the Outstanding Notes.

First Amendment to Leveraged Lease Facility7.doc

Section 21A.5. Tenant shall not be permitted to give any further Notices after the $35,000,000 Date or, if earlier, the Opt-Out Date (the "End Date"), and the Landlord may not sell any Leased Premises as a Special Redemption Property as to which a Notice has been received after the End Date. Notwithstanding any Notice (or anything else to the contrary set forth herein), a Special Redemption Property may not be sold if the Consolidated Fixed Charge Coverage Ratio (determined solely on the basis of the rent and operating cash flow of all of the Leased Premises in the Leveraged Lease Facility and otherwise as defined in the Participation Agreement) determined on a pro forma basis after giving effect as of the beginning of the Four Quarter Period (hereinafter defined) to the sale of such proposed Special Redemption Property, does not equal or exceed the Consolidated Fixed Charge Coverage Ratio for all of the Leased Premises in the Leveraged Lease Facility (without giving effect to the sale of such proposed Special Redemption Property) for the immediately preceding four (4) quarter period (the "Four Quarter Period"). Each Notice shall contain a certification (based on reasonable assumptions and projections and relevant historical results, all of which shall be set forth therein) from Tenant that the foregoing covenant shall be satisfied at the time of delivery of each Notice and at the time of closing of each Sale.

4.   The following Section 26.21 is added to the Lease:

Section 26.21. Except as expressly provided therein, nothing in the Amendment shall be deemed to (i) create, grant or vest any additional rights in this Lease in favor of any of the Leveraged Lease Parties other than Landlord and Tenant, (ii) diminish, limit or restrict any rights of the Leveraged Lease Parties in this Lease, or (iii) create, impose or establish any additional obligations or liabilities upon Tenant under the other Transaction Documents. As to those rights which are created in favor of the Leveraged Lease Parties other than Landlord and Tenant hereunder, such Leveraged Lease Parties shall be entitled to enforce such rights directly.

5.   The following Section 26.22 is added to the Lease:

Section 26.22. Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the Participation Agreement.

B.   **Amendments to Original Indenture.** The Original Indenture is hereby amended as follows and this Amendment shall constitute a Supplemental Indenture (as defined in the Original Indenture) for purposes of effecting the following amendments to the Original Indenture:

1.   Section 1.12 of the Original Indenture is amended by adding the term ", Special Redemption Payment Date" after each occurrence of the term "Interest Payment Date."

First Amendment to Leveraged Lease Facility7.doc

2.   The following paragraph (iv) is added to Subsection 3.3(a) of the Original Indenture:

> 3.3(a)(iv) the termination of the Lease with respect to any Special Redemption Property (as defined in the Lease as amended by the Amendment to Leveraged Lease Facility and Second Supplemental Indenture) pursuant to Article 21A thereof and the payment (or placement into escrow, as provided in the Lease) of the applicable Special Redemption Payment;

3.   The following Subsection 4.2(c) is added to the Original Indenture:

4.2(c) If Tenant shall exercise its right to terminate the Lease with respect to Special Redemption Property in accordance with Article 21A thereof, the proceeds from each Sale (as defined in the Lease) of each Special Redemption Property shall be distributed at the time of each closing of a Sale (the date of each distribution to the Indenture Trustee (whether at closing or from the Escrow Agent as provided below) being referred to as a "Special Redemption Payment Date") in the following order and priority:

> first, so much of such payment as shall be required to pay all Closing Costs (hereinafter defined) and any Certificateholder Expenses (hereinafter defined) to the extent not previously paid by Tenant;

> second, so much of such payment as shall be required to pay to the Remainderman Trustee the applicable amount set forth in Schedule B of the Tripartite Agreement in consideration for the Remainder Interest in the relevant Special Redemption Property sold (the "Remainderman Payment");

> third, to deposit in escrow, under an escrow agreement (an "Escrow Agreement") among the Owner Trustee, the Indenture Trustee, the Pass Through Trustee, and an escrow agent (the "Escrow Agent") reasonably satisfactory (as to the Escrow Agreement and the Escrow Agent) to the Owner Trustee, Indenture Trustee, Pass Through Trustee, the MacKay Certificateholders, and the AMEX Certificateholders, an amount equal to the amount of the tax liability estimated to be incurred by the Owner Participant in respect of such Sale (as estimated in good faith by a financial officer of the Owner Participant in a reasonably detailed writing and based on the following tax assumptions (the "Assumed Tax Amount"):

>> (i)   Owner Participant is domiciled in California; each Sale at a gain will trigger only US federal and California state income taxes on such gain;

>> (ii)   The Owner Participant will be taxed on any such gain at the highest US federal and California state marginal rates; and,

First Amendment to Leveraged Lease Facility7.doc

(iii)   100% of any resulting California state tax will be deductible on the Owner Participant's US federal income tax returns, and so will reduce its US federal income tax accordingly.

fourth, ninety-six percent (96%) of the proceeds remaining after payment of the aforesaid items shall be applied by the Indenture Trustee (i) first, to pay accrued interest on the applicable Deemed Redemption Amount (hereafter defined) from the date of the last interest payment made on the Outstanding Notes through the applicable Special Redemption Payment Date (each herein, an "Initial Special Interest Payment"), and (ii) second, on account of a special redemption of a portion of the Outstanding Notes without any Make-Whole Premium as hereinafter provided (each herein, an "Initial Special Redemption Payment", and each Initial Special Interest Payment and Initial Special Redemption Payment, an "Initial Indenture Payment"); and

fifth, the balance shall be delivered to the Owner Trustee in consideration for the Owner Trustee's interest in the Estate for Years in the relevant Special Redemption Property sold; provided, however, that from and after such point in time that Deemed Redemption Amounts (hereinafter defined) of Ten Million Nine Hundred Seventy Thousand Three Hundred Twenty and 00/100 Dollars ($10,970,320.00) in the aggregate shall have occurred, such balance (including for all Sales thereafter) shall be allocated and delivered two-thirds (2/3) to the Owner Trustee and one-third (1/3) to the Remainderman Trustee in consideration for their respective interests in the relevant Special Redemption Property sold.

Notwithstanding the foregoing allocation of Sale proceeds, the Remainderman Trustee shall be the last of such parties to receive its proceeds.

Either a financial officer of the Owner Participant or the certified public accounting firm of the Owner Participant will provide to the Indenture Trustee, the AMEX Certificateholders, and MacKay Shields Certificateholders within three (3) days after the closing of each Sale, a reasonably detailed writing calculating (i) as accurately as reasonably possible the tax liability of the Owner Participant payable in relation to the applicable Sale on the next succeeding April 15, based on the Tax Assumptions (the "Final Tax Amount"), (ii) the discounted value of the Final Tax Amount, calculated at the interest rate of six percent (6%) per annum from the date which is ten (10) days after delivery of such calculation until the first succeeding April 15 on which such tax shall be due (the "Discounted Final Tax Amount"). Within one (1) day after providing the calculation of the Discounted Final Tax Amount, (a) if the Assumed Tax Amount in respect of any Special Redemption Property exceeds the Discounted Final Tax Amount, (i) 96% of such excess shall be delivered to the Indenture Trustee and applied (A) first, to pay accrued interest on the applicable Deemed Redemption Amount from the date of the last interest payment made on the Outstanding Notes through the applicable Special Redemption Payment Date (each herein, an "Additional Special Interest Payment", and each Initial Special Interest Payment and Additional Special Interest Payment, a "Special Interest Payment"), and (B) second, on account of a special redemption of a portion of the

Outstanding Notes without Make-Whole Premium as hereinafter provided (each herein, an "Additional Special Redemption Payment", and each Additional Special Interest Payment and Additional Special Redemption Payment, an "Additional Indenture Payment", and each Initial Indenture Payment and Additional Indenture Payment, an "Indenture Payment"), and (ii) the balance of the excess Assumed Tax Amount shall be delivered to the Owner Trustee in further consideration for the Owner Trustee's interest in the Estate for Years in the relevant Special Redemption Property sold, and (b) if the Discounted Final Tax Amount in respect of any Special Redemption Property exceeds the Assumed Tax Amount, such excess shall be paid to the Owner Trustee on such April 15 pursuant to Section 7A of the Participation Agreement.

As used in this Section 4.2(c), the term "Closing Costs" shall mean any and all third-party out-of-pocket costs and expenses reasonably incurred by Owner Trustee, Remainderman Trustee, Owner Participant, Remainderman Participant, Indenture Trustee, Pass Through Trustee, and Tenant in connection with each Sale, including, without limitation, attorneys' fees, brokerage commissions, transfer or documentary stamp taxes, title fees and premiums, survey charges, environmental and engineering costs, closing and escrow fees and such other similar third-party costs. The term "Certificateholder Expenses" shall mean any and all out-of-pocket expenses (including attorneys' fees) reasonably incurred by any Certificateholder in connection with any of the transactions contemplated by the Amendment to Leveraged Lease Facility and Second Supplemental Indenture (the "Amendment"), including, without limitation, those incurred in connection with (a) the negotiation, execution, delivery or implementation of the Term Sheet (as defined in the Amendment), the Proposed Amendments (as defined in the Term Sheet) or the Escrow Agreement (b) the Present Proceedings, any Other Proceedings or any Certificateholder Approval (as such terms are defined in the Term Sheet), (c) any action taken in furtherance of its obligations under the Sections "Implementation" or "Lock-Up Arrangement" of the Term Sheet, and (d) any breach, default or event of default by Tenant under the Amendment or the Transaction Documents, excluding, however, any principal, interest, premiums or other payments expressly waived or forgiven by the Certificateholders hereunder or otherwise due under the Notes.

4.   The following Subsection 6.1(b)(vi) is added to the Original Indenture:

    6.1(b)(vi) Upon receipt by the Indenture Trustee of any Initial Special Redemption Payment or Additional Special Redemption Payment (each, a "Special Redemption Payment"), the Outstanding Notes shall be deemed to have been redeemed in part (a) for any Special Redemption Payment received or placed in escrow under an Escrow Agreement during the Discounted Redemption Period by an amount equal to the quotient of (i) the Special Redemption Payment, divided by (ii) eighty-five percent (85%) (the "Deemed Discounted Redemption Amount"), and (b) for any Special Redemption Payment received after the Discounted Redemption Period (excluding Special Redemption Payments placed in escrow during the Discounted Redemption Period and applied to redeem in accordance with subsection (a) above), by an amount equal to the Special Redemption Payment (the "Deemed Par Redemption Amount"). For purposes hereof, the "Deemed Discounted Redemption Amount" and the "Deemed Par Redemption Amount" shall be amounts determined algebraically by deducting from the applicable Indenture Payment the accrued and unpaid interest on the principal amount of the Outstanding Notes actually redeemed or deemed to be redeemed in accordance with subsections (a) and (b) above (each of the Deemed Discounted Redemption Amount and the Deemed Par Redemption Amount, a "Deemed Redemption Amount"). The principal balance of the Outstanding Notes shall be reduced by the Deemed Redemption Amount and the amount, if any, by which the Deemed Redemption Amount exceeds the Special Redemption Payment shall be forgiven and none of the Owner Trust, the Owner Trustee nor any other party shall have any obligation for the payment thereof. In no event shall there be levied or assessed any prepayment or redemption premium, payment or penalty associated with any Special Redemption (including, without limitation, any Make-Whole Premium). The Redemption Date for such redemption shall be the date the Lease is terminated as to the applicable Special Redemption Property pursuant to the Lease and the applicable Special Redemption Payment is made or placed into escrow, as provided in the Lease.

5.   Section 6.2 of the Original Indenture is hereby amended by adding the following language at the end of the first paragraph of such Section: " provided, however, in the case of any Special Redemption Payment, such notice may be delivered by the Owner Trustee to the Indenture Trustee on the Redemption Date or at any time not more than sixty (60) days before such date."

6.   Section 6.3 of the Original Indenture is hereby amended by adding the following language at the end of the first paragraph of such Section: "; provided, however, in the case of any Special Redemption Payment, such notice may be delivered by the Indenture Trustee to the each such Holder on the Redemption Date or at any time not more than sixty (60) days before such date."

7.   Section 6.3(b) of the Original Indenture is hereby deleted and replaced with the following: "the Redemption Price and, in the case of any Special Redemption Payment, the Deemed Redemption Amount;"

First Amendment to Leveraged Lease Facility7.doc

8.   Pursuant to Section 9.7 of the Original Indenture, Alan B. Coffey delivered written notice of his resignation as the Indenture Trustee and the Owner Trustee thereupon appointed Susan Keller, having an Indenture Trustee Office (as defined in the Original Indenture) at the address stated in Section 1.5(1) of the Original Indenture, as the successor Indenture Trustee to Alan B. Coffey. Pursuant to and in accordance with Section 9.8 of the Original Indenture, Susan Keller executed, acknowledged and delivered to the Owner Trustee, Tenant and Alan B. Coffey, an instrument accepting such appointment and, therefore, this Amendment shall constitute a Supplemental Indenture for purposes of Section 11.1(i) of the Original Indenture.

C.   **Amendments to Supplemental Indenture.** Section 2.6 of the Supplemental Indenture is hereby amended by adding the term "or 6.1(b)(vi)" after the term "6.1(b)(v)."

D.   **Amendments to Pass Through Trust Agreement**. The Pass Through Trust Agreement is hereby amended as follows:

1.   The definition of "Special Payment" in Section 1.01 of the Pass Through Trust Agreement is amended by adding to the end of subsection (i) of such definition the parenthetical phrase "(including, without limitation, any Indenture Payment (as defined in the Indenture))".

2.   The following Section 4.02A is added to the Pass Through Trust Agreement:

Section 4.02A.   Distributions of Indenture Payments.

(a)   The Pass Through Trustee shall deposit any Indenture Payment received by the Pass Through Trustee in the Special Payments Account and shall notify the Certificateholders of the receipt of such Indenture Payment in same manner as provided for Special Payments in Section 4.02(c) herein and each such Indenture Payment shall be deemed to be a "Special Payment" for purposes of the certificate requirements set forth in Section 4.03 and the investment provisions of Section 4.04. In such notice to the Certificateholders of receipt of the Indenture Payment, the Pass Through Trustee shall designate a date (not less than twenty (20) days after the date of such notice (the "Election Period")) by which any of the Certificateholders may provide written notice to the Pass Through Trustee of such Certificateholder's election not to receive its Fractional Undivided Interest of such Indenture Payment (each such Certificateholder, a "Non-Participating Certificateholder", and all remaining Certificateholders, the "Participating Certificateholders"); provided, however, that: (x) beneficial Certificateholders which are affiliates of American Express Financial Corporation, or for which American Express Financial Corporation or an affiliate thereof is an investment advisor ("Amex Certificateholders"), and beneficial Certificateholders as to which MacKay Shields LLC is investment advisor ("MacKay Certificateholders") may not elect to be Non-Participating Certificateholders to the extent that such elections would result in the receipt by Certificateholders of less than 100% of any Indenture Payment (such a deficit, a "Non-Participation Deficit"); and (y) in the event that with respect to any such Indenture Payment the election of Non-Participating Certificateholders (excluding Amex Certificateholders and MacKay Certificateholders) shall result in a Non-Participation Deficit: (i) Amex Certificateholders shall be required to be Participating Certificateholders to the extent of 61.72% of such Non-Participation Deficit, and (ii) MacKay Certificateholders shall be required to be Participating Certificateholders to the extent of 38.28% of such Non-Participation Deficit (provided that Amex Certificateholders and MacKay Certificateholders may separately agree upon a different allocation of the whole of a Non-Participation Deficit with respect to any particular Indenture Payment. In any event, the Undersigned Certificateholders covenant and agree that, with respect to any Indenture Payment, they shall hold sufficient Certificates so as to prevent the occurrence of a Non-Participation Deficit as of the end of any Election Period. The failure of any Certificateholder to deliver timely notice of an election not to receive such amounts shall be deemed an election to receive its Fractional Undivided Interest therein.

(b)   Within two (2) business days after the expiration of the Election Period, the Pass Through Trustee shall thereupon distribute the Indenture Payment (which date of distribution on account of an Indenture Payment shall be deemed to be the "Special Distribution Date" hereunder) to the Participating Certificateholders pari passu in accordance with the ratio that each Participating Certificateholder's Fractional Undivided Interest bears to the Fractional Undivided Interest of all Participating Certificateholders (the "Participating Ratio"). Thereafter, the Fractional Undivided Interests of all the

Certificateholders shall be adjusted to reflect the distribution of the Indenture Payment. The adjustment of the Fractional Interests shall be determined as follows: (x) the Fractional Undivided Interest of each Certificateholder prior to the applicable Indenture Payment shall be <u>multiplied by</u> the principal balance of the Outstanding Notes immediately prior to such Indenture Payment, thereby allocating an undivided interest in the Outstanding Notes to each Certificateholder (the "<u>Allocated Investment</u>"); (y) the Allocated Investment of each Participating Certificateholder shall then be reduced by an amount equal to such Participating Certificateholder's Participating Ratio multiplied by the Deemed Redemption Amount; and (z) thereafter, the Fractional Undivided Interests of each Certificateholder after such distribution shall equal the quotient of (i) the applicable Certificateholder's Allocated Investment (as reduced in accordance with subsection (y) above) <u>divided by</u> (ii) the principal balance of the Outstanding Notes (after reduction by the Deemed Redemption Amount).

3.   The following Subsection 4.03(c) is added to the Pass Through Trust Agreement:

4.03(c)   On each Special Distribution Date on which distributions on account of an Indenture Payment are made, the Trustee will include in its statement to Certificateholders, in addition to the matters set forth in Section 4.03(a) herein, any adjustments to Fractional Undivided Interests pursuant to Section 4.02A herein.

4.   Section 6.07 of the Pass Through Trust Agreement is amended by adding "or Section 4.02A" after the term "Section 4.02."

E.   **Amendments to Participation Agreement.** The Participation Agreement is hereby amended by adding the following Section 7A:

Section 7A.   <u>Tenant's Indemnity Relating to Sales of Special Redemption Property</u>. Tenant shall indemnify and hold (A) the Financing Parties and Owner Parties harmless from and against any and all: (i) Closing Costs (as defined in the Original Indenture) and actual costs of the Owner Parties for transactions as to which a Notice (as defined in the Lease) was given but the Sale (as defined in the Lease) did not close, (ii) any claims asserted by any Purchaser (as defined in the Lease) arising solely out of a Purchase Contract (as defined in the Lease) or any sale consummated thereunder, except (x) with respect to the Owner Parties, in connection with any affirmative undertakings thereunder by such Owner Party or the failure by such Owner Party to deliver the deed for the applicable Special Redemption Property (as defined in the Lease) in accordance with the applicable Purchase Contract (as defined in the Lease) if required to do so under the terms of the Amendment, or (y) with respect the Financing Parties, in connection with the gross negligence, willful misconduct or willful breach of contract by such Financing Party, (iii) tax consequences as a result of any payments received by the Owner Participant on account of any Sale, and (iv) reasonable out-of-pocket costs actually incurred by any Financing Party or Owner Party in connection with any of the transactions contemplated hereunder (including, without limitation, those incurred in connection with the negotiation and execution of the Amendment (as defined in the Original Indenture) and the Term Sheet (as defined in the Amendment) and the documents contemplated thereby), except, in each instance, matters arising from the gross negligence or willful misconduct of the applicable Financing Party or Owner Party, and (B) the Undersigned Certificateholders harmless from and against any and all Certificateholder Expenses. The foregoing shall be in addition to any and all rights of indemnification, contribution and reimbursement provided for under the Transaction Documents as presently in effect, provided, however, Tenant shall have no obligation or liability for the payment of any principal, interest, premiums or other payments expressly waived or forgiven by the applicable parties hereunder. Tenant shall pay, within thirty (30) days after demand, any reasonable third-party expenses incurred by the Owner Parties, the Financing Parties or the Undersigned Certificateholders in connection with the negotiation and execution of the Amendment (as defined in the Original Indenture), the Term Sheet (as defined in the Amendment) and the documents contemplated hereby.

F. **Amendments to Tripartite Agreement.** The Tripartite Agreement is hereby amended by adding the following Section 4A:

Section 4A.   Provisions Relating the Sales of Special Redemption Property.

(a)   Agreement to Participate in Sales. Remainderman hereby agrees that if at any time Owner is obligated to convey all or any portion of Owner's Interest in a Property or the Properties pursuant to Article 21A of the Lease (Sales of Special Redemption Property), Remainderman shall convey its corresponding interest in the applicable Property or Properties to the applicable Purchaser (as defined in the Lease) upon payment to Remainderman of a price equal to (i) the amount allocable to Remainderman set forth on Exhibit B to the Tripartite Agreement with respect to the applicable Property or Properties, plus, (ii) as and when applicable, the additional amount to which Remainderman is entitled pursuant to the clause fifth of Section 4.2(c) of that certain Trust Indenture and Security Agreement dated as of December 13, 1995, as amended by that certain Amendment to Leveraged Lease Facility and Second Supplemental Indenture dated March 7, 2001 (the "Indenture"); provided, however, that Remainderman's obligation to so convey shall be subject in each instance to the following: (A) that all payments made in connection with a Sale (as defined in the Lease) are made in the order and manner set forth in said Section 4.2(c) of the Indenture, and (B) that no amendments, modifications, waivers or other changes have been made to Article 21A of the Lease without the prior written consent of the Remainderman. At the closing of any such transfer as contemplated herein, Remainderman shall deliver such documents, affidavits and certificates as are reasonably required to effectuate the transfer of title.

(b)   Allocation of Purchase Price. In the event that a Property is sold pursuant to Article 21A of the Lease and Section 4A hereof, the purchase price payable in connection with the sale shall be distributed in the order of priority set forth in Section 4.2(c) of the Original Indenture, as amended by the Amendment.

G. **Amendments to Definitions.** The following definitions are added (in alphabetical order) to Appendix A to each of the Participation Agreement, Original Indenture, and Supplemental Indenture:

"AMEX Certificateholders" shall mean the beneficial Certificateholders (as defined in the Pass Through Trust Agreement) of which American Express Financial Corporation, a Delaware corporation ("AMEX") is an affiliate or for which AMEX or an affiliate thereof is investment advisor.

"Effective Date" shall mean the date first set forth in the preamble of that certain Amendment to Leveraged Lease Facility and Second Supplemental Indenture by and among the Leveraged Lease Parties, AMEX Certificateholders, and MacKay Shields Certificateholders.

"Financing Parties" shall mean the various parties to the Leveraged Lease Facility other than Owner Parties and Tenant.

First Amendment to Leveraged Lease Facility7.doc

"Leveraged Lease Facility" means that certain leveraged lease facility, as amended hereby, by Landlord, Owner Participant, Corporate Owner Trustee, Individual Owner Trustee, Remainderman Participant, Corporate Remainderman Trustee, Individual Remainderman Trustee, Corporate Indenture Trustee, Individual Indenture Trustee and Pass Through Trustee, in favor of Tenant, as such Leveraged Lease Facility is set forth in principal in the following operative documents: (a) Participation Agreement (b) Lease; (c) Original Indenture, as supplemented by the Supplemental Indenture; (d) Pass Through Trust Agreement; (e) Tripartite Agreement; and, (f) all additional documents executed in connection with the Leveraged Lease Facility (collectively with the above-defined documents, the "Transaction Documents").

"Leveraged Lease Parties" shall mean, collectively, Landlord, Remainderman Trustee, Owner Participant, Remainderman Participant, Indenture Trustee, Pass Through Trustee, and Tenant.

"MacKay Shields Certificateholders" shall mean MacKay Shields LLC, a Delaware limited liability company, not individually but solely on behalf of the beneficial Certificateholders to which MacKay Shields LLC is investment advisor.

"Owner Parties" shall mean the Owner Trustee, Owner Participant, Remainderman Trustee and Remainderman Participant.

"Owner Trust" shall mean the trust created between Landlord and Owner Participant.

"Remainderman Trust" shall mean the trust created between Remainderman Trustee and Remainderman Participant.

"Undersigned Certificateholders" shall mean collectively the AMEX Certificateholders and the MacKay Shields Certificateholders.

ARTICLE III

WAIVER OF DEFAULTS

A. **Waiver of Defaults.** The Owner Parties and the Financing Parties (for themselves and for all of the Certificateholders) hereby expressly waive, for the benefit of Tenant and the Owner Parties, (i) any and all existing defaults under the Leveraged Lease Facility which have occurred or may occur prior to the Effective Date as a result of or in connection with Tenant having filed a voluntary petition for bankruptcy, and (ii) any and all other existing or past defaults, whether matured or unmatured, under the Leveraged Lease Facility prior to the Effective Date, including without limitation, any such default in any of the following provisions:

  (1) Section 6.7(j) of the Participation Agreement;

(2) Sections 7.6, 12.1, 13.1(e), 13.1(g), 13.1(h), 13.1(i), 13.1(j), 13.1(k), 13.6, and 13.12 of the Lease;

(3) Sections 5.10, 8.1(b) of the Original Indenture;

(4) Sections 2.1(a)-(b) of the Supplemental Indenture; and

(5) Section 6.01 of the Pass Through Trust Agreement.

The foregoing waivers shall not be effective with respect to any default that may occur or exist after the Effective Date, even if arising out of the same acts, omissions, facts or circumstances which resulted in the occurrence of a default prior to the Effective Date, provided, however, in no event shall the continuation beyond the Effective Date of the present bankruptcy proceedings filed by Tenant under Chapter 11 of the United States Bankruptcy Code by Tenant in the United States Bankruptcy Court for the District of Delaware be deemed to constitute a default under any of the Transaction Documents.

ARTICLE IV

MISCELLANEOUS

A. **Effect of Amendments.** Except as expressly amended by this Amendment, and subject to the waiver set forth in Article 3 herein, the Leveraged Lease Facility and Transaction Documents shall remain in full force and effect.

B. **Conflict.** If any provision of the Leverage Lease Facility shall conflict with any provision of this Amendment, the provisions of this Amendment shall control.

C. **Governing Law.** This Amendment shall be governed by and construed in accordance with the laws of the state of New York.

D. **Counterparts.** This Amendment may be executed in one or more counterparts.

E. **Tenant Not Liable**. In no event shall any provision of this Amendment or the Notes (as defined in the Original Indenture) constitute a guaranty or assumption by Tenant of the Notes or the indebtedness represented thereby.

F. **Execution as a Supplemental Indenture**. This Amendment is executed and, with respect to the amendments set forth in Sections II(B) and II(C) hereof, shall be construed as an indenture supplemental to the Original Indenture and, as provided in the Original Indenture, such Sections II(B) and II(C) of this Amendment shall form a part of such Original Indenture.

G. **Acknowledgement Regarding Florida Mall Property**. Tenant executed that certain Purchase Agreement (the "Purchase Agreement") dated August 24, 2000, with Florida Mall Associates, a Florida general partnership ("Assignor"), as assigned to Florida Mall Associates, Ltd., a Florida limited partnership ("Assignee") by that certain Assignment of Purchase

First Amendment to Leveraged Lease Facility7.doc

Agreement and Acceptance of Assignment dated as of March 7, 2001, and that pursuant to the Purchase Agreement Tenant desires to cause the sale of that certain Leased Premises (the "Florida Mall Property"), commonly known as "Movies at Florida Mall" and located in Orange County, Florida. Section 21A.1. of the Lease provides that upon delivery of a Notice, the Landlord and Owner Parties shall enter into a Purchase Contract for the sale of the applicable Leased Premises. The Leveraged Lease Parties hereby consent and agree that, although Tenant executed the Purchase Agreement prior to delivery of the Notice, such Purchase Agreement constitutes a Purchase Contract for purposes of the Lease and the consummation of the sale contemplated therein shall constitute a "Sale" for purposes of the Lease and other Transaction Documents.

H.   **Amendments**. No term, covenant, agreement or condition of this Amendment may be amended except by an instrument or instruments in writing by each party hereto.

IN WITNESS WHEREOF, the parties have entered into this Amendment on the date first written above.


Tenant:


United Artists Theatre Circuit, Inc.,
a Maryland corporation

By: _____

Title: _____


Owner Parties:


Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as the Corporate Owner Trustee

By: _____

Title: _____

William J. Wade, not in his individual capacity but solely as the Individual Owner Trustee

Theatre Investors, Inc., a Delaware corporation

By: _____

Title: _____

First Amendment to Leveraged Lease Facility7.doc

Wilmington Trust Company, a Delaware banking
corporation, not in its individual capacity but solely
as the Corporate Remainderman Trustee

By: _____

Title: _____

William J. Wade, not in his individual capacity but
solely as the Individual Remainderman Trustee

Northway Associates Limited Partnership, a
Delaware limited partnership

     By: Fivzar Associates, its general partner
     By: Fivzar I Limited Partnership, a partner
     By: Fivzar Corp., its general partner

By _____

Title: _____

Financing Parties:

State Street Bank and Trust Company, a
Massachusetts trust company, not in its individual
capacity but solely as the Corporate Indenture
Trustee

By _____

Title: _____

Susan Keller, not in her individual capacity but
solely as the Individual Indenture Trustee

By _____

Title: _____

First Amendment to Leveraged Lease Facility7.doc

State Street Bank and Trust Company, a
Massachusetts trust company, not in its individual
capacity but solely as pass through trustee under the
Pass Through Trust Agreement

By: _____

Title: _____

THE UNDERSIGNED CERTIFICATIONHOLDERS HEREBY JOIN IN THIS AMENDMENT
BY THEIR EXECUTION HEREOF SOLELY FOR THE PURPOSE OF ACCEPTING AND
CONFIRMING THEIR AGREEMENTS AND COMMITMENTS SET FORTH IN
FOLLOWING PROVISIONS OF ARTICLE II, SUBSECTION D(2) (Amendments to Pass
Through Trust Agreement, Section 4.02A): (i) PROVISO TO THE SECOND SENTENCE OF
SECTION 4.02(A); AND (ii) THE THIRD SENTENCE OF SECTION 4.02(A).

**Undersigned Certificateholders:**

MacKay Shields LLC, for and on behalf of the
MacKay Certificateholders, and not individually

By: _____

Title: _____

(The following Undersigned Certificateholders
constitute the Amex Certificateholders)

AXP Bond Fund, Inc.

By: _____

Frederick C. Quirsfeld, Vice President

High Yield Portfolio, as series of Income Trust

By: _____

Frederick C. Quirsfeld, Vice President

AXP Variable Portfolio-Bond Fund, a series of
AXP Variable Portfolio Income Series, Inc.

First Amendment to Leveraged Lease Facility7.doc

By: ______________________________

Frederick C. Quirsfeld, Vice President

AXP Variable Portfolio-Managed Fund, a series of AXP Variable Portfolio Managed Series, Inc.

By: ______________________________

Frederick C. Quirsfeld, Vice President

Income Portfolio, a series of IDS Life Series Fund, Inc

By: ______________________________

Frederick C. Quirsfeld, Vice President

Managed Portfolio, a series of IDS Life Series Fund, Inc.

By: ______________________________

Frederick C. Quirsfeld, Vice President

AXP Variable Portfolio-Extra Income Fund, a series of AXP Variable Portfolio Income Series, Inc.

By: ______________________________

Frederick C. Quirsfeld, Vice President

IDS Life Insurance Company

By: ______________________________

Lorraine R. Hart, Vice President, Investments

{FILENAME|First Amendment to Leveraged Lease Facility7~~First Amendment to Leveraged Lease Facility7.wpd~~}